Exhibit 19.1
COMERICA INCORPORATED
AMENDED AND RESTATED
INSIDER TRADING POLICY
_______________________

A. General Overview This Insider Trading Policy (“Policy”) is designed to promote compliance with federal and state securities laws and to protect Comerica Incorporated and its subsidiaries (collectively, the “Corporation”), as well as representatives of the Corporation, from the very serious liabilities and penalties that can result from violations of these laws. We have all worked hard to establish our reputation for integrity and ethical conduct. We must continue to work hard to maintain that reputation, and this Policy is an important part of that effort. This Policy applies to all of the Corporation’s directors, officers and employees, as well as to other representatives and agents, such as contractors or consultants, of the Corporation who possess material nonpublic information about the Corporation or its customers. Individuals subject to this Policy are also responsible for ensuring that members of their household comply. See “Third Parties, Tipping and Family Members” below.

The federal and state securities laws prohibit the trading of securities by persons who possess material nonpublic information, as well as the selective disclosure of such information to others who may trade based on that information. (The definition of material nonpublic information is discussed below.) “Trading” includes all purchases, sales, pledges and other transfers of any kind of any type of securities, including stocks, bonds, debentures, options, puts, calls and other securities, in the open market or otherwise (including transactions in the Corporation’s benefit plans, as more fully discussed below).

1. Penalties. Individuals and the Corporation are both subject to potential liability when a director, officer, employee or other representative or agent of the Corporation violates the insider trading laws. Potential penalties for insider trading violations include: civil fines of up to three times the profit gained or loss avoided by the trading, criminal fines of up to $5 million (no matter how small the profit), and jail sentences of up to 20 years. Moreover, the violation of this Policy will subject a director, officer, employee or other representative of the Corporation to disciplinary action, up to and including dismissal. When a director, officer, employee or other representative of the Corporation trades in securities while in possession of material nonpublic information, the Corporation may be liable for: civil fines of up to the greater of $1 million or three times the profit gained or loss avoided, and criminal penalties up to $25 million. Any of the above consequences, and even a Securities and Exchange Commission investigation that does not result in prosecution, can tarnish the Corporation’s and an individual’s reputation and irreparably damage a career.

B. General Restrictions

1. Corporation’s Securities. You are prohibited from trading any securities of the Corporation, and, in certain circumstances, securities of certain third parties, when you are in possession of material nonpublic information. If you have knowledge of material information about the Corporation and such information is not generally known by the public, then you must refrain from trading the Corporation’s securities (debt or equity, as applicable) until such information becomes public. If you have knowledge of material information about another company and such information is not generally known by the public, then you must refrain from trading that company’s securities (debt or equity, as applicable) until such information becomes public as well. See “Securities of Other Corporations” below. If you are unsure whether the information you have is material or nonpublic, you should not trade any securities of the Corporation until you have spoken with the Corporation’s Legal Department. It goes without saying that you may not make information public so that you can purchase or sell securities of the Corporation, and that nonpublic information may only be disclosed in accordance with applicable policies and procedures of the Corporation by authorized persons executing their professional responsibilities on behalf of the Corporation.

2. Corporation’s Benefit Plans. Trades made under the Corporation’s benefit plans are also covered by this Policy. Accordingly, you are prohibited from making or changing your investment election with respect to the Corporation’s stock fund, or withdrawing funds or Corporation shares from the Corporation’s stock fund of the Preferred Savings (401(k)) Plan, while you are in possession of material nonpublic information or during any blackout period applicable to you. However, if subsequent to making or changing an investment election under the Preferred Savings (401(k)) Plan with respect to the Corporation’s stock fund, you come into possession of material nonpublic information or a blackout period applicable to you goes into effect, you must continue to allow the Preferred Savings (401(k)) Plan to sell Corporation shares pursuant to that previously-made investment election.

Likewise, you may not elect to contribute to the Employee Stock Purchase Plan or change your investment amount or withdraw funds or Corporation shares from the Employee Stock Purchase Plan if you have knowledge of material nonpublic information or a blackout period applicable to you is in effect. However, if subsequent to making an election under the Employee Stock Purchase Plan, you come into possession of material nonpublic information or a blackout period applicable to you goes into effect, you must continue to allow the purchases of Corporation common shares (or the withdrawal of funds or Corporation shares) under that plan to occur pursuant to the previously-made election.

Similar restrictions apply to investment elections under any of the Corporation’s deferred compensation plans applicable to you. Deferral elections pertaining to any stock fund of the Corporation should only be made when you are not in possession of material nonpublic information and at a time when no blackout period applicable to you is in effect.

You may receive or exercise a stock option even while in possession of material nonpublic information about the Corporation or during a blackout period. However, you may not sell the shares acquired through the exercise of a stock option or engage in any other type of trading activity involving Corporation securities until you are no longer in possession of material nonpublic information about the Corporation or the blackout has been lifted, as applicable. This prohibition includes, without limitation, cashless exercises or the sale of any shares the proceeds from which will be used to pay applicable taxes in connection with the exercise of the option. In these circumstances, the exercise price and taxes may be paid by cash. Alternatively, subject to the prior approval of the Chief Legal Officer or the Senior Deputy General Counsel, or their designees (the “Designated Legal Officers”), and only if administratively practicable, you may, even while in possession of material nonpublic information about the Corporation or during a blackout period applicable to you, pay the exercise price of a stock option (plus the applicable withholding taxes, if any) by netting shares with a fair market value equal to the exercise price (plus the applicable withholding tax, if any), meaning that the Corporation will keep enough of the shares underlying the option to cover the exercise price and applicable tax withholding.

If you are an employee who has shares of restricted stock that will vest while you are in possession of material nonpublic information or during a blackout period applicable to you, you may pay the applicable withholding taxes in cash. Alternatively, you may pay such withholding taxes by netting shares, meaning that the Corporation will keep enough of the vesting shares to cover the applicable tax withholding due at vesting. You may not sell any shares on the open market or to third parties, however.

If you are an employee who has restricted stock units that will vest while you are in possession of material nonpublic information or during a blackout period applicable to you, you may pay the applicable withholding taxes in cash or by netting restricted stock units, meaning that the Corporation will keep enough of the vesting restricted stock units to cover the applicable tax withholding due at vesting. You may not sell any vested shares on the open market or to third parties, however.

In addition, please note that if you are a director or if you are an officer with a pay grade of BE2 (or an equivalent broad band pay grade) or higher, or if you are otherwise advised by the Corporate Secretary or Assistant Corporate Secretary of the Corporation (collectively, “Senior Officers”), you have additional pre-clearance trading requirements discussed in Section D below.

3. Third Parties, Tipping and Family Members. When you are prohibited from trading securities of the Corporation because you possess material nonpublic information or because a blackout period applicable to you is in effect, you may not have any other person purchase or sell securities on your behalf. Any purchases or sales made by another person on your behalf will be attributed to you. For example, trades in Corporation shares held in street name in your account or for your benefit at a brokerage firm are prohibited if you otherwise are prohibited from purchasing or selling Corporation securities.

In addition, if you disclose material nonpublic information about the Corporation to another person and that person trades in the Corporation’s securities, both you and the other person will be liable, whether or not you personally derive any benefit from another’s actions. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading.

In addition to you, this Policy applies to members of your immediate family living in your household and/or whom you support (collectively, “Family Members”), and you are expected to be responsible for their compliance. You are also expected to be responsible for compliance with this Policy by any trust or estate in which you or a Family Member is a settler, beneficiary, trustee, executor or the like; any partnership in which you or a Family Member is a general partner; and any corporation in which you or a Family Member either singly or together own a controlling interest; and any trust, corporation, charitable organization, or other firm entity, or group where you or a Family Member has or shares with others the power to decide whether to buy or sell the Corporation’s securities. Transactions that may be necessary or justifiable for independent reasons are no exception to the Policy.

4. Post-Employment Obligation. The prohibition on trading when you are aware of material nonpublic information about the Corporation continues to apply to transactions in the Corporation’s securities even after you have terminated your term on the Board of Directors, your employment, or your service relationship. If you are in possession of material nonpublic information at the time of such termination, you may not trade in the Corporation’s securities until that information has become public or no longer is material.

5. Securities of Other Corporations. The restrictions on trading while in possession of material nonpublic information are not limited to trading in the Corporation’s securities. They also include trading in the securities of other companies, such as customers of the Corporation and those with which the Corporation may be negotiating major transactions, such as an acquisition, joint venture, investment or sale. Information that is not material to the Corporation may nevertheless be material to one of those other companies. Therefore, if you have knowledge of material nonpublic information about another public company, whether or not you obtained the information in the course of working for the Corporation, you may not trade in such other public company’s securities, and doing so may result in the penalties discussed above.

C. Definition of Material Nonpublic Information

1. When Information is Material. It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered of significance to any investor in making an investment decision regarding the purchase or sale of a corporation’s securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Non-exclusive examples of such information include:

•Financial condition or results;
•Projections or forecasts of future earnings or losses;
•Mergers, acquisitions, dispositions or joint ventures (and the existence of discussions of a potential transaction may, in retrospect, be judged material at an early stage);
•Impending bankruptcy or financial liquidity problems;
•Stock splits, distributions and changes in dividends;
•Gain or loss of a substantial customer or supplier;
•Significant pricing or marketing strategy changes;
•Significant litigation exposure due to actual or threatened litigation and significant regulatory or litigation developments;
•Significant cybersecurity risks and incidents, including vulnerabilities and breaches; and
•Major changes in senior management.

Either good news or bad news may be material.

The materiality of information is determined on a case-by-case basis and is dependent upon all the circumstances surrounding the information. All securities transactions will be viewed after the fact. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight. Caution is important, and you should not trade if you are unsure whether there is a problem. If you have any questions, you should contact the Corporation’s Legal Department.

2. When Information is Public. If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, unless determined otherwise by the Corporation’s Legal Department, you may not enter a trade until at least two full trading days (i.e., days on which the New York Stock Exchange is open for trading) after material information is released. For example, if an announcement is made on a Monday before the open of the market, Wednesday at the open of the market generally would be the first time at which you could trade, and if an announcement is made on a Friday before the open of the market, Tuesday at the open of the market generally would be the first time at which you could trade.

D. Guidelines for Trading in the Corporation’s Securities

1. Trading Windows and Regular Blackout Periods for Directors and Senior Officers. All directors and Senior Officers are prohibited from trading in any security of the Corporation except during four regular Trading Window (as defined below), other than through an outstanding trading plan meeting the requirements of Rule

10b5-1 of the Securities Exchange Act of 1934, as amended, as such rule was in effect at the time such trading plan was adopted (a “Trading Plan or Arrangement”). A Trading Window begins two business days after the public release of financial results for the previous quarter and continues for a period of 30 business days. For this purpose, a business day is a day in which the New York Stock Exchange is open for trading. All times other than Trading Windows are considered regular blackout periods for directors and Senior Officers. Directors and Senior Officers additionally are prohibited from engaging in any transaction in the Corporation’s securities, even during a Trading Window, if they possess material nonpublic information concerning the Corporation. Such prohibition shall be in effect until the end of the second trading day following the date of public disclosure of such information.

In addition, the Corporation may find it necessary, from time to time, to subject additional individuals to the Trading Window restrictions. The Corporation will notify each of such individuals of the need to comply with such restrictions.

2. Mandatory Pre-Clearance by Directors and Senior Officers.

a. Trading of Corporation Securities by Directors and Senior Officers. Current law requires directors and officers of the Corporation subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (“Executive Officers”) to file a Form 4 before the end of the second business day following almost all transactions in Corporation securities. To help ensure compliance with this requirement and to verify that trading by such individuals, as well as other Senior Officers, is not inadvertently conducted during an applicable blackout period, all directors and Senior Officers of the Corporation must obtain verbal clearance from a Designated Legal Officer prior to each trade they make in securities of the Corporation (and before implementing a Trading Plan or Arrangement that has been approved by the Corporation’s Legal Department). The pre-clearance request should be made at least one business day in advance of the transaction. The broker or other entity making the trade must advise the Corporation’s Legal Department of the particulars of the trade on the same day as the trade.

b. Trading of Securities of Certain Financial Organizations by Directors and Executive Officers. All directors and Executive Officers of the Corporation must obtain verbal clearance from a Designated Legal Officer prior to each trade they make in securities of any depository institution headquartered in the states of Arizona, California, Florida, Georgia, Michigan, North Carolina, South Carolina or Texas. The pre-clearance request should be made at least one business day in advance of the transaction.

c. Additional Guidance. As needed, and upon notice to the directors and Executive Officers, the Corporation’s Chief Legal Officer may interpret and set forth guidelines for pre-clearance, including adding additional states and/or types of organizations (e.g., broker-dealers or securities, investment banking or insurance related firms) that are subject to pre-clearance restrictions. In addition, the Corporation may find it necessary, from time to time, to require compliance with the pre-clearance process from certain employees, consultants, and contractors other than and in addition to Executive Officers and directors. The Corporation will notify each such individual of the need to comply with the pre-clearance process.

3. Individual Responsibility. Every officer, director, and employee has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Corporation has a mandatory blackout period or pre-clearance requirement for that individual. Compliance with the specific guidelines set forth in this Policy does not guarantee that a particular trade would not be illegal, and appropriate judgment should be exercised in connection with any trade in the Corporation’s securities.

4. Special Blackout Periods. From time to time, the Corporation may initiate special blackout periods (which include, for example, pension fund blackout periods contemplated by Section 306 of the Sarbanes-Oxley Act of 2002). Special blackout periods require (i) directors, (ii) Executive Officers, and (iii) such other officers or employees as the Corporation determines in light of the circumstances (“Other Individuals”), to cease trading any security of the Corporation because there are material developments known to the Corporation but not yet disclosed to the public. Directors, Executive Officers and Other Individuals of the Corporation who are subject to a special blackout period will receive verbal or written notification of such special blackout period.

5. Discretionary Blackout Periods. From time to time, the Corporation may also initiate discretionary blackout periods. Discretionary blackout periods require directors and Executive Officers to cease trading any security of the Corporation because the Corporation has determined that trading is inadvisable for any number of reasons, including, without limitation, because it would be impossible or impractical to timely comply with Section 16 filing requirements. Directors and Executive Officers may determine if a discretionary blackout is in effect by contacting a Designated Legal Officer.

6. Investment Advice and Trustee/Custodian Relationships. Other than during a Trading Window, officers and employees of the Corporation who are authorized by their positions to advise customers on trading decisions shall not so advise such customers with respect to any securities of the Corporation, nor may any officers or employees of the Corporation cause the Corporation, as trustee or custodian with discretionary investment authority, to make any trading decisions with respect to any securities of the Corporation. (This does not apply to broad-based index-type funds that may include an amount of securities of the Corporation that is proportionate to its weighting in the applicable index.)

7. 10b5-1 Trading Plans or Arrangements. In certain instances, the Corporation’s directors, officers and employees may be permitted to effect transactions in securities of the Corporation during blackout periods or while in possession of material nonpublic information, if such transactions are made pursuant to Trading Plans or Arrangements that have been pre-authorized in the manner set forth below and that (i) permit automatic trading of the Corporation’s stock through a third-party broker or (ii) permit trading of the Corporation’s stock by an independent person (e.g., an investment advisor) who is not aware of material nonpublic information at the time of the trade. Generally, unless determined otherwise by the Corporation’s Legal Department, Trading Plans or Arrangements entered into by directors, officers or employees are expected to have a minimum duration of 6 months and a maximum duration of 18 months.

a.Company Pre-Approval and Notification; Disclosure in SEC Reports.
The Corporation’s Legal Department must review and approve any Trading Plan or Arrangement prior to its effectiveness, as well as any proposed modifications to a Trading Plan or Arrangement prior to the effectiveness of any such modification. Any director, officer or employee seeking to establish a Trading Plan or Arrangement should contact a Designated Legal Officer. The acceptance by the Corporation’s Legal Department of a Trading Plan or Arrangement does not, however, mean that it automatically meets the requirements of Rule 10b5-1 or that persons adopting such Trading Plans or Arrangements will be insulated from insider trading liability; it is the responsibility of the individual to ensure compliance with insider trading laws and regulations, including Rule 10b5-1.

The Corporation is required to disclose on a quarterly basis in its annual reports on Form 10-K and quarterly reports on Form 10-Q whether any of its directors or Executive Officers have adopted, terminated or, in certain instances, modified, a Trading Plan or Arrangement during the applicable quarter, whether any such Trading Plan or Arrangement is intended to satisfy the affirmative defense of Rule 10b5-1 and the material terms of any such Trading Plan or Arrangement. In addition to the pre-approval requirement set forth above, Directors and Executive Officers of the Corporation are required to notify the Corporation’s Legal Department promptly (but in no event later than the last day of the fiscal quarter in which the Trading Plan or Arrangement was adopted, modified or terminated) upon the adoption, modification or termination of a Trading Plan or Arrangement. Such notification must include the material terms of the Trading Plan or Arrangement, including the date on which the director or Executive Officer adopted, modified or terminated the Trading Plan or Arrangement, the duration of the Trading Plan or Arrangement and the aggregate number of securities to be purchased or sold pursuant to the Trading Plan or Arrangement. The Corporation is entitled to rely on this notification requirement in making required disclosures regarding the adoption, modification or termination of Trading Plans or Arrangements of the Corporation’s directors and Executive Officers in its annual reports on Form 10-K and quarterly reports on Form 10-Q.

b.Rule 10b5-1 Requirements. Rule 10b5-1, as in effect on the date this Policy was last amended and restated, requires:

i. Adoption. At the time of adoption, the Corporation’s director, officer or employee who is initiating the Trading Plan or Arrangement may not be aware of any material nonpublic information about the Corporation or its securities and must adopt the Trading Plan or Arrangement in good faith and not as part of a plan or scheme to evade the prohibitions of the Securities Exchange Act of 1934, as amended, Section 10(b) thereof and Rule 10b-5 thereunder, and the relevant director, officer or employee must personally certify, via the Trading Plan or Arrangement, as such.

ii. No Subsequent Influence. The Trading Plan or Arrangement must (1) specify the number or amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, (2) include a written formula or algorithm, or computer program, for determining the number or amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold or (3) not permit the Corporation’s director, officer or employee who is initiating the plan to exercise any subsequent influence over how, when or whether to effect purchases or sales and, in addition, any other person who, pursuant to the contract, instruction or plan did exercise such influence, must not have been aware of material nonpublic information when doing so;

iii. Single Trade Plans. The Trading Plan or Arrangement must meet the twelve-month limitation on single transaction plans set forth in Rule 10b5-1 (i.e., a director, officer or employee may only have one single transaction plan during any 12-month period), subject to certain exceptions (i.e., to permit sell-to-cover plans);

iv. One Plan at a Time. No one may adopt more than one Trading Plan or Arrangement at a time, except as specifically permitted by Rule 10b5-1; and

v. Cooling-Off Period. No purchases or sales pursuant to a Trading Plan or Arrangement established by a director or Executive Officer may occur until the expiration of a cooling-off period ending on the later of 90 days after the adoption or modification of the Trading Plan or Arrangement, and two business days following the disclosure of the Corporation’s financial results on a Form 10-Q or Form 10-K for the completed fiscal quarter in which the Trading Plan or Arrangement was adopted or modified; provided, however, that in no event shall the required cooling-off period exceed 120 days. With respect to a Trading Plan or Arrangement established by persons other than directors or Executive Officers, no purchases or sales may occur until the expiration of a cooling off period that is 30 days after the adoption or modification of the Trading Plan or Arrangement. An amendment or change to a Trading Plan or Arrangement that is treated as a termination of such plan and adoption of a new plan under Rule 10b5-1 shall be treated similarly for purposes of these requirements (including with respect to cooling-off periods). Furthermore, Trading Plans or Arrangements cannot be entered into or amended during an applicable blackout period.

E. Short-Swing Transactions

Directors and Executive Officers of the Corporation must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities and Exchange Act of 1934, as amended. The practical effect of these provisions is that Executive Officers and directors who purchase and sell or sell and purchase the Corporation’s securities in non-exempt transactions within a six-month period must disgorge all profits (including deemed profits) to the Corporation whether or not they had knowledge of any material nonpublic information.

In addition, because of the unique potential for abuse of material nonpublic information, it is the Corporation’s policy that all employees, officers and directors not engage in short-term speculative transactions involving the Corporation’s securities, such as short sales, puts and calls, caps and collars and covered call writing. These transactions give the appearance of impropriety and should be avoided without the specific prior authorization of the Corporation’s Legal Department. Further, it is the Corporation’s policy that directors, officers and employees may not purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) or otherwise engage in transactions that are intended to hedge or offset any decrease in the market value of the Corporation’s equity securities either granted to the employee, officer or director as part of their compensation or beneficially owned by such director, officer, employee or any of their Family Members.

Directors and Executive Officers are not permitted to place standing orders involving the Corporation’s securities, such as “good till canceled” or “limit” orders, except in compliance with a written 10b5-1 Trading Plan or Arrangement approved by the Legal Department. Senior Officers not subject to Section 16 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, may place and have standing orders involving the Corporation’s securities in effect only during Trading Windows or pursuant to a written 10b5-1 Trading Plan or Arrangement approved by the Legal Department. All 10b5-1 Trading Plans or Arrangements must be implemented as described in Section 4 of “Guidelines for the Corporation’s Securities,” above. If, subsequent to placing a standing order involving the Corporation’s securities, an employee comes into possession of material nonpublic information or an applicable blackout period goes into effect, that employee (1) must continue to allow the order to stand until its previously scheduled termination date; (2) must, during that time, allow his or her broker to purchase or sell shares pursuant to the previously-made standing order; and (3) must not seek to influence his or her broker in any manner with respect to purchases or sales of the Corporation’s securities.

You should also be aware that securities held in a margin account may be sold by the broker without your consent if you fail to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when you are aware of material nonpublic information or at another time when you are not permitted to trade in the Corporation’s securities, you are prohibited from holding the Corporation’s securities in a margin account or pledging the Corporation’s securities as collateral for a loan.

F. Inquiries

The potential consequences of unlawful trading or tipping are severe. Therefore, you should immediately contact the Corporation’s Legal Department in the event that you have any questions about this Policy or believe that someone may have improperly attempted to provide you with material nonpublic information or attempted to obtain material nonpublic information from you in connection with the Corporation’s securities.